===============================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                              --------------------



                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the Quarter ended March 31, 2001



                              --------------------




                              WILLIS GROUP LIMITED
                (Translation of registrant's name into English)

                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)



                              --------------------



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F |X|     Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes |_|    No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


===============================================================================

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                  Three months
                                                                 ended March 31,
                                                                 ---------------
                                                                  2001     2000
                                                                 ------   ------
Operating revenues
Commissions and fees ........................................     246.3    209.9
Interest and investment income ..............................      10.9      8.8
                                                                 ------   ------
                                                                  257.2    218.7
Operating expenses ..........................................    (192.6)  (178.4)
                                                                 ------   ------
Operating income ............................................      64.6     40.3
Loss on disposal/closure of operations ......................      (7.7)      --
Share of profit of associates ...............................      10.2      9.7
Interest income (Note 2) ....................................      14.1     14.1
Interest expense ............................................     (13.9)   (13.6)
                                                                 ------   ------
Income before taxation ......................................      67.3     50.5
Taxation ....................................................     (26.9)   (15.7)
                                                                 ------   ------
Income after taxation .......................................      40.4     34.8
Equity minority interests ...................................      (0.9)     0.1
                                                                 ------   ------
Net income (i) ..............................................      39.5     34.9
                                                                 ======   ======
Net income per Ordinary Share (i) ...........................      8.2p     7.3p
                                                                 ======   ======
Average number of ordinary shares outstanding (in millions) .     479.3    474.9
                                                                 ======   ======

---------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)

                                                                   Three months
                                                                    ended March
                                                                        31,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net income ....................................................     39.5    34.9
Currency translation differences ..............................    (32.7)  (10.8)
                                                                   -----   -----
Total recognized gains and losses (ii) ........................      6.8    24.1
                                                                   =====   =====

---------------

(ii)A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.



   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (in millions of pounds sterling)
                                  (unaudited)



                                                        March 31,   December 31,
                                                          2001         2000(i)
                                                        ---------   ------------
                                     ASSETS
Current assets
 Cash and short-term deposits ......................       443.2         427.1
 Investments .......................................       357.7         318.4
 Accounts receivable, net ..........................     5,420.8       4,511.8
                                                         -------       -------
                                                         6,221.7       5,257.3
                                                         -------       -------
Fixed assets
 Intangible assets - goodwill, net .................        38.7          35.2
 Tangible assets, net ..............................       127.3         128.0
 Investments .......................................        51.3          44.7
                                                         -------       -------
                                                           217.3         207.9
                                                         -------       -------
Total assets .......................................     6,439.0       5,465.2
                                                         =======       =======
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable ..................................     4,584.4       3,655.8
 Corporate tax payable .............................        60.0          41.6
 Accruals and deferred income ......................        64.3          86.3
 Bank loans and overdrafts .........................         9.1           8.7
 Other current liabilities .........................       811.9         799.3
                                                         -------       -------
                                                         5,529.7       4,591.7
                                                         -------       -------
Noncurrent liabilities
 Bank loans ........................................       271.1         271.7
 9% Senior Subordinated Notes due 2009 .............       383.4         362.6
 Other noncurrent liabilities ......................        37.8          35.9
                                                         -------       -------
                                                           692.3         670.2
                                                         -------       -------
Provisions for liabilities and charges (Note 5) ....       103.6         105.1
Equity minority interests ..........................        13.5          12.8
                                                         -------       -------
Total liabilities and minority interests ...........     6,339.1       5,379.8
Shareholders' equity(ii)
 Share capital .....................................        59.9          59.9
 Share premium .....................................       124.0         124.0
 Revaluation reserve ...............................        14.9          14.9
 Retained deficit ..................................       (98.9)       (113.4)
                                                         -------       -------
                                                            99.9          85.4
                                                         -------       -------
Total liabilities and shareholders' equity .........     6,439.0       5,465.2
                                                         =======       =======

---------------

(i) The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii)A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.


   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                        (in millions of pounds sterling)
                                  (unaudited)



                                                                   Three months
                                                                    ended March
                                                                        31,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net cash inflow from operating activities .....................     87.4    92.2
Dividends from associates .....................................      0.4     0.4
Returns on investments and servicing of finance
 Interest received ............................................     23.6    22.6
 Interest paid ................................................    (22.1)  (21.2)
 Bank fees on borrowings ......................................     (0.1)     --
 Minority dividends paid ......................................     (0.3)     --
                                                                   -----   -----
                                                                     1.1     1.4
                                                                   -----   -----
Taxation ......................................................     (6.8)   (3.1)
Capital expenditure and financial investment
 Purchase of tangible fixed assets ............................     (3.6)   (4.4)
 Sale of tangible fixed assets ................................      0.7     0.8
 Sale of fixed asset investments ..............................      0.1      --
                                                                   -----   -----
                                                                    (2.8)   (3.6)
                                                                   -----   -----
Acquisitions and disposals
 Purchase of subsidiaries .....................................     (2.3)   (1.2)
 Proceeds from sale of operations .............................      2.4      --
 Net cash transferred on purchase/sale of subsidiaries ........      0.8      --
                                                                   -----   -----
                                                                     0.9    (1.2)
                                                                   -----   -----
Equity dividends paid .........................................     (6.9)   (6.3)
                                                                   -----   -----
Cash flow before management of liquid resources and financing .     73.3    79.8
Management of liquid resources ................................     37.3     4.7
Financing
 Amounts due from parent company ..............................     (8.2)   (4.2)
 Amounts due to parent company ................................    (15.9)  (18.7)
 Debt due beyond a year:
   Decrease in long-term borrowings............................    (15.5)     --
                                                                   -----   -----
                                                                   (39.6)  (22.9)
                                                                   -----   -----
Increase in cash ..............................................     71.0    61.6
                                                                   =====   =====

---------------

The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements.



   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)

Note 1 - Basis of preparation

   These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2000. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

   The Company prepares its financial statements in pounds sterling. The following U.S. dollar exchange rates have been used in preparing these financial statements :


                                                                   2001     2000
                                                                   -----   -----
Average rate:  three months ended March 31 ....................    $1.46   $1.61
Closing rate:  March 31 .......................................    $1.42   $1.59
               December 31 ....................................       --   $1.50


Note 2 - Interest income

   Substantially all the Group's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating activities


                                                                  Three months
                                                                 ended March 31,
                                                                 ---------------
                                                                  2001     2000
                                                                 ------   ------
Operating income ............................................      64.6     40.3
Depreciation and amortization ...............................       6.5      6.6
Loss on sale of tangible fixed assets .......................       0.1       --
Increase in receivables .....................................    (835.4)  (579.1)
Increase in payables ........................................     856.1    628.8
Net movement on provisions ..................................      (4.5)    (4.4)
                                                                 ------   ------
Net cash inflow from operating activities ...................      87.4     92.2
                                                                 ======   ======


Reconciliation of net cash flow to movement in net funds


                                                                   Three months
                                                                    ended March
                                                                        31,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net funds at beginning of period ..............................    672.4   590.1
Net cash flow .................................................     71.0    61.6
Management of liquid resources ................................    (37.3)   (4.7)
Financing .....................................................     39.6    22.9
Currency exchange movements ...................................    (14.0)   (5.8)
                                                                   -----   -----
Net funds at end of period ....................................    731.7   664.1
                                                                   =====   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 4 - Reconciliation of movements in shareholders' equity


                                                                   Three months
                                                                    ended March
                                                                        31,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net income ....................................................     39.5    34.9
Goodwill written back on disposals ............................      7.7     0.3
Exchange adjustments ..........................................    (32.7)  (10.8)
                                                                   -----   -----
Net increase in shareholders' equity ..........................     14.5    24.4
Shareholders' equity at beginning of period ...................     85.4   101.8
                                                                   -----   -----
Shareholders' equity at end of period .........................     99.9   126.2
                                                                   =====   =====


Note 5 - Provisions for liabilities and charges

   In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority and the Personal Investment Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 to 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002.

   At December 31, 2000, the Company held provisions of (L)34.0 million relating to this issue. During the quarter ended March 31, 2001, the Company used (L)3.1 million of this provision in settling claims and other related costs and the remaining balance at March 31, 2001 was (L)30.9 million. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next three years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed UK interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

   At December 31, 2000, the Company had a provision of (L)20.8 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made. There were no significant movements in the provision during the quarter ended March 31, 2001.

   The Company has extensive operations and is subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with its businesses. At December 31, 2000, the Company held provisions of (L)34.9 million, representing management's assessment of

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 5 - Provisions for liabilities and charges (continued)

liabilities that may arise from asserted and unasserted claims for errors and omissions. During the quarter ended March 31, 2001, the Company charged
(L)1.9 million to operations and used (L)2.9 million in settling claims and, allowing for foreign exchange adjustments, the balance remaining at March 31, 2001 was (L)35.9 million. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to those claims, the Company has established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of those claims, either individually or in the aggregate, to have a material effect on the Company's financial condition, results of operations or liquidity.

Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

   The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2000.

   The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income


                                                                        Three
                                                                       months
                                                                     ended March
                                                                         31,
                                                                     -----------
                                                                     2001   2000
                                                                     ----   ----
Net income as reported in the consolidated statement of income ..    39.5   34.9
Adjustments
Operating expenses - restructuring costs ........................      --   (0.2)
Goodwill ........................................................    (5.5)  (4.8)
Loss on disposal/closure of operations ..........................     7.7     --
Gain on derivative instruments ..................................     2.5    0.2
Pension costs ...................................................     0.4    4.4
Taxation ........................................................    (2.2)  (1.5)
                                                                     ----   ----
Net income as adjusted to accord with U.S. GAAP                      42.4   33.0
                                                                     ====   ====


Comprehensive income


                                                                        Three
                                                                       months
                                                                     ended March
                                                                         31,
                                                                     -----------
                                                                     2001   2000
                                                                     ----   ----
Net income as adjusted to accord with U.S. GAAP .................    42.4   33.0
Other comprehensive income:
 Foreign currency translation adjustments .......................    13.7    5.0
 Cumulative effect of accounting change .........................     5.2     --
 Net loss on derivative instruments .............................    (2.9)    --
 Unrealized holding gains .......................................     0.3     --
                                                                     ----   ----
Comprehensive income ............................................    58.7   38.0
                                                                     ====   ====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity


                                                        March 31,   December 31,
                                                          2001          2000
                                                        ---------   ------------
Shareholders' equity as reported in the
  consolidated balance sheet........................       99.9          85.4
Adjustments
Intangible assets:
 Goodwill - cost ...................................      931.2         880.1
       - amortization ..............................      (59.3)        (50.7)
Current assets:
 Investments .......................................        1.0           0.5
 Receivables - derivative instruments ..............        5.6          (0.9)
 Pension cost asset ................................        5.4           6.7
Noncurrent liabilities:
Other - pension costs liability ....................      (29.4)        (29.5)
Provisions for liabilities and charges:
 Deferred taxes - effect of above adjustments ......       22.1          26.2
                                                          -----         -----
Shareholders' equity as adjusted to accord with
  U.S. GAAP.........................................      976.5         917.8
                                                          =====         =====


   The categories of cashflow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows


                                                                   Three months
                                                                    ended March
                                                                        31,
                                                                   -------------
                                                                    2001    2000
                                                                   -----   -----
Cash inflow from operating activities .........................     57.0    40.4
Cash outflow from investing activities ........................     (2.8)   (4.5)
Cash outflow from financing activities ........................    (46.5)  (29.2)
                                                                   -----   -----
Increase in cash and cash equivalents .........................      7.7     6.7
Effect of foreign exchange rate changes .......................     (0.6)    0.4
Cash and cash equivalents at beginning of period ..............     58.5    47.5
                                                                   -----   -----
Cash and cash equivalents at end of the period ................     65.6    54.6
                                                                   =====   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Summary

   Total revenues increased by (L)38.5 million (18%) to (L)257.2 million in the first quarter of 2001 from (L)218.7 million in the first quarter of 2000. In constant currency terms, total revenues increased by 12%. Excluding the effects of foreign currency exchange rate movements, the loss of revenues from businesses sold and the revenues gained from acquisitions, total revenues were 10% higher in 2001 than in the corresponding period of 2000 due to new business growth and the generally favorable impact across all our operations of a hardening market place which has led to general premium rate increases for the first time in recent years.

   Operating income increased by (L)24.3 million (60%) to (L)64.6 million in the first quarter of 2001 from (L)40.3 million in the first quarter of 2000. In constant currency terms, operating income increased by 43%. Excluding the effects of foreign currency exchange rate movements and adjusting for the effects of businesses sold and acquired, operating income was 35% higher in 2001 than in the corresponding period of 2000, reflecting improved revenues and continued emphasis on expense management.

   Net income increased by (L)4.6 million (13%) to (L)39.5 million in the first quarter of 2001 from (L)34.9 million in the same period of 2000.

Revenues

   Commissions and fees increased by (L)36.4 million (17%) to (L)246.3 million in the first quarter of 2001, from (L)209.9 million in the first quarter of 2000. Interest income increased by (L)2.1 million (24%) to (L)10.9 million from (L)8.8 million.

   North American Operations: Revenues generated by our North American operations increased by (L)8.6 million (12%) to (L)80.4 million in the first quarter of 2001 from (L)71.8 million in the first quarter of 2000. In constant currency terms, revenues increased by 2%. Adjusting for the effect of the disposal in January 2001 of the public entity and municipal program business of Public Entities National Company (Penco), which provided access to specialized coverage for governmental entities, schools and other municipality and public entities, revenues increased by 4% in constant currency terms. The increase in revenues arose from continued strong business performance with modest impact from increasing business rates offset partly by the sale of, and loss of, lower value business as anticipated by the Business Process Redesign Program.

   Global Business: Revenues generated by our Global Business increased by
(L)19.7 million (15%) to (L)148.0 million in the first quarter of 2001 from
(L)128.3 million in the first quarter of 2000. In constant currency terms, revenues increased by 11%, principally from increasing premium rates across most sectors, with some rates increasing significantly.

   International: Revenues generated by our International operations increased by (L)10.2 million (55%) to (L)28.8 million in the first quarter of 2001 from
(L)18.6 million in the first quarter of 2000. In constant currency terms, revenues increased by 50%, mainly as a result of acquisitions in Norway, Colombia and South Africa. Excluding the effect on revenues of these acquisitions, International revenues increased by 22% in constant currency terms due to a combination of firming markets, the impact of new team hires and improved new business performance in some countries.

Operating Expenses

   Operating expenses increased by (L)14.2 million (8%) to (L)192.6 million in the first quarter of 2001 from (L)178.4 million in the first quarter of 2000. In constant currency terms, operating expenses were 4% higher than in the first quarter of 2000. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, operating expenses grew by 3%. Much of the increase related to increased incentive payments due to improved performance, with other expenses reflecting the benefits of the continuing tight control over expenditures.

Loss on disposal of operations

   During the first quarter of 2001, the Company disposed of the program business of Penco. In accordance with U.K. accounting principles, a non-cash charge of (L)7.7 million was made, representing the write-off of goodwill previously eliminated against reserves.

Associates

   Our share of income before taxation from our associates increased to (L)10.2 million in the first quarter of 2001 from (L)9.7 million in the first quarter of 2000, mainly as a result of higher earnings from Germany.

Interest

   Interest income of (L)14.1 million in the first quarter of 2001 was the same as the first quarter of 2000 and represents interest receivable in respect of loans advanced to our indirect parent company, Trinity Acquisition Limited.

   Interest expense of (L)13.9 million for the first quarter of 2001 compares with (L)13.6 million for the corresponding period and represents interest payable on our long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Taxation

   The tax charge for the first quarter of 2001 amounted to (L)26.9 million, giving an effective tax rate of 40%.

Liquidity and Capital Resources

   During the first quarter of 2001, we repaid $22.5 million of our term loans ahead of our repayment schedule. The next mandatory repayment under the facility is not due until 2005. The Group's $150 million revolving credit facility remains undrawn.

   Willis North America may, from time to time, depending on market conditions, repurchase in the open market, through privately negotiated transactions or otherwise, its 9% senior subordinated notes due 2009.

Differences between U.K. GAAP and U.S. GAAP

   Net income for the first quarter of 2001 of (L)39.5 million and (L)34.9 million for the first quarter of 2000, under U.K. GAAP, compare with net income of (L)42.4 million and (L)33.0 million, respectively, under U.S. GAAP.

   The differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company's audited consolidated financial statements for the year ended December 31, 2000.

Forward looking information

   Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including Section 21E(c) of the Securities Exchange Act of 1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

May 15, 2001

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WILLIS GROUP LIMITED



                                     By: /S/ THOMAS COLRAINE
                                     Name: Thomas Colraine
                                     Title: Group Chief Financial Officer

Date: May 15, 2001


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